FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2006


Commission File Number 333-7182-01


                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes [ ]                  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:



                   ANNOUNCEMENT OF DIVIDEND PAYMENTS FOR 2005

The board of directors of CEZ, a. s., registered office at Duhova 2/1444, 140 53 Prague 4, ID No. 45274649, entered in the Commercial Register kept at the Municipal Court Prague, section B, file No. 1581, announces that the annual general meeting of the company held on May 23, 2006, decided on the payment of a dividend for the financial year 2005, in the amount of CZK 15 before taxes per one share with a nominal value of CZK 100, to the company's shareholders. The payment of the dividends and the deduction of withholding tax are arranged for, on behalf of the company, by Ceska sporitelna, a. s., ID No.: 45244782, with its registered seat Olbrachtova 1929/62, 140 00 Prague 4 ("Ceska sporitelna").

Persons who were shareholders of CEZ, a.s. as of the dividend reference date are entitled to a dividend payment for 2005. The dividend reference date is May 23, 2006 (in line with Article 9 (1) of the company's Articles of Association).

Shareholders who are legal entities or administrators, and shareholders who are private individuals with permanent residence outside the Czech Republic and Slovak Republic and are not represented by an administrator, receive the dividend via wireless transfer to their bank accounts with a financial institution that has its office, or branch office, in the Czech Republic. The dividend will be sent to these shareholders` accounts based upon a written request delivered to Ceska sporitelna, which must bear their certified signature and state the account number and banking code of the bank at which the account is kept. The request must further be accompanied with an extract from the Commercial Register which must not be older than six months (original or certified copy).

Shareholders who are private individuals with permanent residence in the Czech Republic or, as the case may be, their authorized agents, receive the dividend in cash at any branch office of Ceska sporitelna in the Czech Republic upon presenting proof of their identity, or - based upon a written request delivered to Ceska sporitelna - via wireless transfer to their bank account kept at a bank in the Czech Republic. Authorized agents receive the dividend upon presenting proof of their identity and power of attorney signed by the shareholder. The shareholder's signature on such power of attorney, or on the shareholder's request for wireless transfer of the dividend, need be officially certified as authentic only if the total amount of dividend payment allotted to that shareholder exceeds CZK 500.

During the period from August 1, 2006, through December 31, 2006, shareholders who are private individuals with permanent residence in the Slovak Republic receive the dividend in cash at any branch office of OTP Banka Slovensko, a. s., ID No.: 31318916, registered office Sturova 5, 813 54 Bratislava, Slovak Republic ("OTP Banka"), upon presenting proof of their identity, or - based upon a written request delivered to OTP Banka - via wireless transfer to their bank account to their bank accounts with a financial institution that has its office, or branch office, in the Slovak Republic. From January 1, 2007 onwards, shareholders who are private individuals with permanent residence in the Slovak Republic or, as the case may be, their authorized agents, receive the dividend in cash at any branch office of Ceska sporitelna in the Czech Republic, or - based upon a written request delivered to Ceska sporitelna - via wireless transfer to their bank account kept at a bank in the Czech Republic. Authorized agents receive the dividend upon presenting proof of their identity and power of attorney signed by the shareholder. The shareholder's signature on such power of attorney, or on the shareholder's request for wireless transfer of the dividend, need be

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officially certified as authentic only if the total amount of dividend payment allotted to that shareholder exceeds CZK 500.

The dividends are payable as at August 1, 2006, whereas payment of the dividend to shareholders via transfer to their bank accounts will be effected immediately upon receipt of the respective shareholder request by Ceska sporitelna, or by OTP Banka, in the terms of the preceding paragraphs of this announcement.



The Board of Directors of CEZ, a. s.

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
                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                            CEZ, a. s.
                                                      ------------------------
                                                           (Registrant)
Date:  June 14, 2006
                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration

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